Westcore Trust

1290 Broadway, Suite 1100

Denver, CO  80203

September 27, 2007

Via EDGAR

Mr. Larry Greene

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:       Westcore Trust (the “Registrant”)

            File Nos. 002-75677; 811-03733

            Post-Effective Amendment No. 64

Dear Mr. Greene:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 64 (“PEA 64”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940 (the “1940 Act”) and  Rule 485(b) of the Securities Act of 1933 (the “1933 Act”).

PEA 64 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 63 (“PEA 63”) filed on July 12, 2007 on Form N-1A, and is expected to be effective September 28, 2007.  PEA 64 (i) reflects changes to PEA 63 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on August 27, 2007 and September 17, 2007, (ii) completes certain other information not previously included in PEA 63, and (iii) includes the required exhibits.

PEA 64 includes a prospectus and statement of additional information (“SAI”) for each of the Westcore MIDCO Growth Fund, Westcore Growth Fund, Westcore Blue Chip Fund, Westcore Small-Cap Opportunity, Westcore Small-Cap Value Fund, Westcore Flexible Income Fund and Westcore Plus Bond Fund, each a series of the Registrant, which will have an institutional share class.  There are no disclosures within PEA 64 which would render it ineligible to become effective pursuant to Rule 485(b) of the 1933 Act.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on August 27, 2007 and September 17, 2007 to PEA 63, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

August 27, 2007 Staff Comments: PEA 63 General

1.   Staff Comment: The SEC requests that all parties who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the Staff be certain that they provide all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

  Should the Commission or the Staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the Staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the Staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Registrant’s Response: In response to Staff Comment #1, please see the attached Tandy Letter.

2.   Staff Comment:  Please explain why the class identifiers included in PEA 63 does not include the Retail Class identifiers.

Registrant’s Response: Pursuant to Release 33-8590 (July 18, 2005), which requires that open-end investment companies electronically identify in their filings to which series and class identifiers the filing relates to, the correct series and class identifiers have been identified.

3.   Staff Comment: Form N-1A, included in PEA 63, was incorrectly labeled as being filed pursuant to Rule 485(a), paragraph 2. Paragraph 2 of Rule 485(a) applies to filings for new series.

Registrant’s Response: In response to Staff Comment #3, PEA 64 has been revised accordingly.

4.   Staff Comment: Please explain why there were two Fidelity Bond filings made by the Registrant in 2007.

Registrant’s Response: The Registrant kindly directs the Staff to a Correspondence dated April 5, 2007 previously provided to the Staff by the Registrant detailing the purpose of the April 5, 2007 electronic filing.

5.  Staff Comment: Please confirm that a copy of the Registrant’s privacy policy, required by the Gramm-Leach-Bliley Act, is delivered annually to shareholders.

Registrant’s Response: In response to Staff Comment #5, the Registrant confirms that its privacy policy is distributed annually to shareholders as required by Gramm-Leach-Bliley Act.  The privacy policy is included with the annual mailing of each Fund’s prospectus as a separate piece.

August 27, 2007 Staff Comments: PEA 63 Prospectus

6.   Staff Comment: Please change the font of the red herring legend on the front cover of PEA 63 to be in a font other than all capital letters.

Registrant’s Response: In response to Staff Comment #6, the font of the red herring legend on PEA 64 has been revised.

7.  Staff Comment: In the “Risk/Return Summary” Section on page 3 of PEA 63, please verify if each of the Growth Funds invests in emerging markets securities, and if so, please add additional disclosure.

Registrant’s Response: In response to Staff Comment #7, PEA 64 has been revised to include emerging markets risk disclosure.

8.   Staff Comment: On page 3 of PEA 63, please verify if the Funds invest in American Depository Receipts (“ADRs”), and if they do invest in ADRs, please disclose if they invest in sponsored or un-sponsored ADRs.

Registrant’s Response: In response to Staff Comment #8, the following italicized disclosure has been added: “Each of the Growth Funds is permitted to invest up to twenty-five percent (25%) in foreign companies, however this is generally limited to those foreign companies whose securities trade on U.S. markets. Investments in foreign companies may be in the form of sponsored or unsponsored American Depository Receipts and similar securities.”

9.   Staff Comment: Under the “Westcore MIDCO Growth Fund,” on page 3 of PEA 63, please provide a definition of “medium-sized companies.”

Registrant’s Response:  In response to Staff Comment #9, additional disclosure for each applicable Fund defining “medium-sized companies” and similar terms has been added. As an example, for Westcore MIDCO Growth Fund, the following italicized disclosure has been added: “Under normal circumstances, the MIDCO Growth Fund invests at least eighty percent (80%) of the value of its net assets plus any borrowings for investment purposes in mid-cap companies.  Shareholders will receive notice sixty (60) days prior to any change in this policy.  For purposes of this policy, the MIDCO Growth Fund currently considers mid-cap companies to be those included in, or similar in size to those included in, Russell Midcap Growth Index, at the time of purchase.  As of August 31, 2007, companies within this index ranged from approximately $1.2 billion to approximately $22.7 billion in market capitalization with a median capitalization of approximately $4.7 billion. ”

10. Staff Comment:  In the “Risk/Return Summary” Section of PEA 63, please provide a range for each disclosed market capitalization in which the Funds invest.

Registrant’s Response: In response to Staff Comment #10, additional disclosure for each applicable Fund disclosing a median capitalization has been added. As an example, for Westcore MIDCO Growth Fund, the following italicized disclosure has been added: “Under normal circumstances, the MIDCO Growth Fund invests at least eighty percent (80%) of the value of its net assets plus any borrowings for investment purposes in mid-cap companies.  Shareholders will receive notice sixty (60) days prior to any change in this policy.  For purposes of this policy, the MIDCO Growth Fund currently considers mid-cap companies to be those included in, or similar in size to those included in, Russell Midcap Growth Index, at the time of purchase.  As of August 31, 2007, companies within this index ranged from approximately $1.2 billion to approximately $22.7 billion in market capitalization with a median capitalization of approximately $4.7 billion. As of August 31, 2007, the companies within the Fund's portfolio ranged from approximately $744 million to approximately $18.7 billion with a median capitalization of approximately $4.5billion. Please note that these market capitalization ranges will fluctuate over time.”

11. Staff Comment: In the second paragraph under the “Westcore Flexible Income Fund,” on page 6 of PEA 63, please discuss the Westcore Flexible Income Fund's investments in “high yielding equity securities.”

Registrant’s Response: In response to Staff Comment #11, the disclosure regarding investments in “high yielding securities” has been revised to more closely conform to the Fund's investments in income-producing securities.

12. Staff Comment: In the third paragraph under the “Westcore Flexible Income Fund,” on page 6 of PEA 63, please discuss the Westcore Flexible Income Fund’s investments in “high yield public or private fixed income securities.”

Registrant’s Response: In response to Staff Comment #12, the disclosure regarding investments in “high yield public or private fixed income securities” has been revised to clarify the nature of the Fund's investments in below investment grade public or private fixed income securities.

13. Staff Comment: Please confirm whether any of Westcore Plus Bond Fund’s investments in investment-grade securities are “junk” securities, and if so, please disclose.

Registrant’s Response: In response to Staff Comment #13, on page 6 of the Prospectus, the Registrant confirms that Westcore Plus Bond Fund may invest in junk securities. The Registrant directs the Staff’s attention to the definition of  investment-grade debt securities included on page 7 of PEA 63, which defines investment grade debt securities as securities rated in the top four categories by at least one nationally recognized rating agency, such as Moody’s or Standard and Poor’s (“Rating Agency.”) Any security that is rated below investment grade by a Rating Agency or is unrated is deemed to be a “junk bond,” and that the Westcore Plus Bond Fund may invest in such a security, as disclosed on page 8 of the Prospectus. Therefore, we feel that the disclosure is adequate, and no additional disclosure has been added.

14. Staff Comment: On page 7 of PEA 63, please describe the Advisor’s process of determining when it is in the Westcore Bond Funds best interest to sell obligations.

Registrant’s Response: In response to Staff Comment #14, the following italicized language has been added: If the rating on an obligation held by a Westcore Bond Fund is reduced below its rating requirements, the Advisor will sell the obligation if and when the Advisor determines it is in a fund’s best interest to do so. The Advisor will analyze each obligation with a reduced rating on a case-by-case basis, and take into consideration such factors as (i) market conditions, (ii) tax factors, and (iii) other relevant factors.

15. Staff Comment: Please add a caption to the heading “Bar Charts and Performance Tables” on page 8 of PEA 63 that clarifies that the performance disclosure is that of the Retail Class.

Registrant’s Response: In response to Staff Comment #15, PEA 64 has been revised accordingly.

16. Staff Comment: In Footnote 1 to the Fee Table on page 19 of PEA 63, please confirm that the end of the waiver period for the Institutional Class is September 30, 2008.

Registrant’s Response: In response to Staff Comment #16, Registrant confirms that the end of the waiver period for the Institutional Class is September 30, 2008.

17. Staff Comment: Please confirm and clarify that Footnote 1 applies only to the Retail Class.

Registrant’s Response: In response to Staff Comment #17, the Registrant confirms that Footnote 1 only applies to the Institutional Class, and clarifying language has been added in PEA 64.

18. Staff Comment: On page 23 of PEA 63 in the “Types of Investment Risk” Section, please define and clarify who issues the “underlying obligations” for Trust Preferred Securities.

Registrant’s Response: In response to Staff Comment #18, additional disclosure relating to who issues the underlying obligations of trust preferred securities has been added in PEA 64.

19. Staff Comment: On page 32 of PEA 63 in the “General Account Policies” Section, please add Anti-Money Laundering disclosure under the “Customer Identification Program” section.

Registrant’s Response: In response to Staff Comment #19, the following italicized language has been added: “Federal regulations require the Funds to obtain your name, your date of birth (for a natural person), your residential address or principal place of business (as the case may be) and (if different) mailing address, and your Social Security number, employer identification number (EIN) or other government-issued identification when you open an account.  Additional information may be required in certain circumstances.  New Account Applications without such information may not be accepted.  Under applicable anti-money laundering regulations and other federal regulations, redemption requests may be suspended, restricted, canceled, or processed and the proceeds may be withheld.”

20. Staff Comment: On page 33 of PEA 63 in the “General Account Policies” Section, please add disclosure regarding the Fund’s policy to discourage frequent trading under the “Frequent Trading Policies and Procedures” section.

Registrant’s Response: In response to Staff Comment #20, on page 33 of PEA 63, Registrant has clarified the disclosure to reflect its policy of discouraging frequent trading.

21. Staff Comment: On page 36 of PEA 63 in the “General Account Policies” Section, please define “promptly” in the first bullet under the “Price of Fund Shares” section.

Registrant’s Response: In response to Staff Comment #21, on page 36 of PEA 63, Registrant has revised the disclosure to more clearly define the term “promptly.”

22. Staff Comment: On page 36 of PEA 63 in the “General Account Policies” Section, please define “advance the time” in the second bullet under the “Price of Fund Shares” section.

Registrant’s Response: In response to Staff Comment #22, the disclosure relating to the timing of purchase and redemption orders has been revised in PEA 64.

23. Staff Comment: On page 37 of PEA 63 in the “General Account Policies” Section, please discuss the circumstances leading to and affects of fair value pricing in the “Valuing Foreign Securities” section.

Registrant’s Response: In response to Staff Comment #23, pursuant to Item 6(a)(1) under Form N-1A, the Registrant has disclosed how a “significant event” would impact the fair value pricing of a foreign security, and provides examples of what could be categorized as a potentially “significant event,” such as, but not limited to, company specific announcements, significant market volatility, natural disasters, armed conflicts and significant governmental actions.

24. Staff Comment: If any of the Westcore Funds invest in junk equities, please add a rating category for these securities in the Appendix.

Registrant’s Response:  In response to Staff Comment #24, the Registrant has inserted a rating category into the Appendix of the Prospectus in PEA 64.

August 27, 2007 Staff Comments to the SAI Included in PEA 63

25. Staff Comment: On page 2 of PEA 63 in the “Investment Limitations” Section, please clarify the description of “loans” under Fundamental Investment Limitation No. 4.

Registrant’s Response: In response to Staff Comment #25, PEA 64 has been revised accordingly.

26. Staff Comment: On page 2 of PEA 63 in the “Investment Limitations” Section, please explain what laws permit the Funds to “concentrate in” under the Investment Company Act of 1940, and if the Funds have or do not have a policy that allows it to concentrate in a particular industry or group of industries.

Registrant’s Response: In response to Staff Comment #26, PEA 64 has been revised accordingly.

27. Staff Comment: On page 3 of PEA 63, please add “illiquid securities” to the first sentence regarding concentration to be consistent with similar disclosure.

Registrant’s Response: In response to Staff Comment #27, PEA 64 has been revised accordingly.

28. Staff Comment: On page 4 of PEA 63, please more fully describe the Trust’s ability to use other classification titles, standards and systems from time to time, as it determines to be in the interests of shareholders.

Registrant’s Response: In response to Staff Comment #28, the Registrant has added disclosure to more fully describe the Trust’s ability to use other classification titles, standards and systems in PEA 64.

29. Staff Comment: On page 3 of PEA 63 of the Prospectus, please add a reference to ADRs to the similar to that on page 8 of PEA 63 of the SAI under the “Foreign Securities” section.

Registrant’s Response: In response to Staff Comment #29, Registrant has added disclosure pertaining to ADRs on page 3 of the Prospectus in PEA 64.

30. Staff Comment: One page 30 of PEA 63 in the “Description of Shares” Section, please add disclosure that the Fund will render assistance to shareholders similar to requirements under Section 16(c) of the 1940 Investment Company Act.

Registrant Response: In response to Staff Comment #30, PEA 64 has been revised accordingly.

31. Staff Comment: One page 35 of PEA 63 in the “Management of the Funds” Section, please add a description regarding the line of business to Rick A. Pederson’s biography for each principal occupation.

Registrant Response: In response to Staff Comment #31, PEA 64 has been revised accordingly.

32. Staff Comment: On page 38 of PEA 63 in the “Management of the Funds” Section, please designate for each Trustee who is a member of a committee that they are Independent versus Interested under the “Standing  Board Committees” section.

Registrant Response: In response to Staff Comment #32, PEA 64 has been revised accordingly.

September 17, 2007 Staff Comments to the Prospectus Included in PEA 63

33. Staff Comment: If there are any references to “high yield” securities in PEA 63 after revising such document in response to Staff Comment #11, please accompany such reference with disclosure noting that said securities are also “high risk” securities.

Registrant Response: In response to Staff Comment #33, any remaining reference to “high yield” securities will be accompanied by disclosure stating that said securities are also “high risk” securities in PEA 64.

34. Staff Comment: On page 32 of PEA 63 in the “General Account Policies” Section, please add disclosure indicating whether the fund has appointed an Anti-Money Laundering Officer.

Registrant Response: In response to Staff Comment #34, the Registrant has confirmed and disclosed that it has appointed an Anti-Money Laundering Officer.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 917-0651.

Very truly yours,

/s/ Gregory P. Dulski

Gregory P. Dulski

Secretary

cc:        Jasper R. Frontz, Westcore Trust

            Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP